Exhibit 99.1

Enlivex Treasury Portfolio Update: Rain Protocol Jumps Into Top Three Global Prediction Markets In League Table Following $100M In Additional Liquidity

●	Rain, with an additional $100 Million Liquidity Commitment, Currently Anchors Top Three Positioning Among Global Prediction Market Leaders, Following Polymarket, with Approximately $450 million, and Kalshi[1].

●	Rain’s Upgraded Positioning as a Top-3 Prediction Market and the Scale of its Capital Deployment Reinforce the Potential of the Enlivex Treasury Strategy

●	As of May 26, 2026, Enlivex’s RAIN token holdings were 79,568,550,005 tokens, with a total value of approximately $919 million.

●	In addition, Enlivex holds an option to acquire up to 271,372,418,179 RAIN tokens from the Rain Foundation, at a purchase price of $0.0033 per RAIN token. The option’s expiration date is Dec. 31, 2027. The option’s intrinsic value was $2.23 billion as of May 26, 2026.

Nes-Ziona, Israel, May 27, 2026 (GLOBE NEWSWIRE) -- Enlivex Ltd. (Nasdaq: ENLV, “Enlivex” or the “Company”), a quality longevity company powered by a prediction markets treasury, today commented on the Rain Foundation’s announcement of a $100 million liquidity commitment to Rain’s prediction markets protocol. The increased liquidity currently positions Rain as the third-largest prediction market protocol globally by Total Value Locked (TVL), alongside Polymarket and Kalshi.

According to the Rain Foundation, the additional $100 million liquidity pool, comprising $50 million in USDT and $50 million in RAIN tokens, is expected to provide substantial market depth and scalable infrastructure ahead of an anticipated increase in prediction market activity during the upcoming FIFA World Cup Soccer tournament.

As of May 2026, Polymarket leads the prediction market category with approximately $450 million in TVL1. Rain’s $100 million liquidity commitment positions the protocol as the third-largest globally, alongside the category leaders.

Shai Novik, Executive Chairman of Enlivex, said, “We believe that Rain’s positioning among the three largest prediction market platforms globally is a major step in Rain’s quest to become a leading decentralized prediction market protocol, and a meaningful validation of our treasury strategy. We further believe that the scale of capital deployment reflects strong conviction in the continued growth of Rain, and reinforces our confidence in the dual strategy we have built for Enlivex.”

Enlivex currently holds approximately 79,568,550,005 RAIN tokens and expects continued maturation of the prediction markets ecosystem to reinforce the strategic positioning of its treasury holdings.

[1]	Source: https://dune.com/rain_predictions/rain; https://defillama.com/protocols/prediction-market;

Enlivex (Nasdaq: ENLV)	www.enlivex.com

About Enlivex (Nasdaq: ENLV)

Enlivex is a quality longevity company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging, with a primary focus on age-related osteoarthritis. In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the Rain protocol, the leading decentralized prediction markets infrastructure on Arbitrum. This dual strategy combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” and other words of similar meaning, including statements relating to the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the impact of expanded exchange listings and increased token liquidity on market participation and accessibility; the potential effects of digital asset liquidity on the liquidity of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; technological and market trends; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, Allocetra™ programs.

Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT Shachar Shlosberger, CFO Enlivex Ltd. shachar@enlivex.com

Enlivex (Nasdaq: ENLV)	www.enlivex.com